Janus Parent, Inc.

14 Fairmount Avenue

Chatham, New Jersey 07928

March 22, 2021

VIA EDGAR

Attention:	Sherry Haywood
Erin Purnell
Beverly Singleton
Martin James

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Re:	Janus Parent, Inc.

Registration Statement on Form S-4

Filed February 8, 2021

File No. 333-252859

Ladies and Gentlemen:

This letter sets forth the response of Janus Parent, Inc. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated March 4, 2021, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Form S-4 filed February 8, 2021

General

1. Staff’s comment: Please disclose the anticipated use of the funds from the trust and PIPE.

Response: We acknowledge the Staff’s comments and have revised the disclosures on pages 106 and 107 of the Revised Registration Statement to show the anticipated uses of the funds from the Trust Account and PIPE Investment. As disclosed in the Revised Registration Statement, the funds from the Trust Account and PIPE Investment are being used to fund the cash consideration component of the Business Combination. If, when combined, the funds from the Trust Account and the PIPE Investment exceed the amount needed to fully fund the cash consideration, the excess proceeds will be used for general corporate purposes. It is anticipated that the vast majority, if not all, of the Trust Account and PIPE Investment proceeds will be used to fund the cash consideration.

Cover Page, page i

2. Staff’s comment: Please revise to limit your cover page in accordance with Item 501(b) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the cover page of the Revised Registration Statement accordingly.

3. Staff’s comment: Please include disclosure on the cover page that upon consummation of the Business Combination, Parent will become the public company and change its name to Janus International Group, Inc.

Response: We acknowledge the Staff’s comment and have revised the cover page of Revised Registration Statement to clarify that, upon consummation of the Business Combination, the Parent will become the public company and change its name to Janus International Group, Inc.

Q: What interests do JIH’s current officers and directors have in the Business Combination?, page xi

4. Staff’s comment: Please quantify the interests each of your sponsor, current officers and directors will receive in the business combination by listing the value of the securities as of the most recent practicable date. Include the PIPE investors in your discussion. Please make similar changes throughout the proxy statement/prospectus.

Response: We acknowledge the Staff’s comment and have revised the disclosures on pages xi, 15-16, 47-48 and 104-105 of the Revised Registration Statement to quantify the interests that of each of our sponsor, current officers and directors will receive in the business combination. We have also revised the disclosures on pages xi of the Revised Registration Statement to clarify that other than arrangements specifically described in the Registration Statement, none of our sponsor, current officers or directors will receive any interest in the business combination, but they will continue to hold the interests in the Company they owned prior to the business combination.

Summary of the Proxy Statement/Prospectus, page 1

5. Staff’s comment: Please revise to include a brief discussion of the business of Janus International in this section. Please identify CCG, and state that you expect that it will control the voting of at least 50% of Parent’s outstanding common stock. In addition, please state whether the company will be a controlled company under NYSE listing standards.

Response: We acknowledge the Staff’s comment and have revised the disclosures on pages 1-3 of the Revised Registration Statement to include a brief discussion of the business of Janus International and CCG and to explain that we expect that CCG will control the voting of at least 50% of the Company’s outstanding common stock. Additionally, we have revised the disclosures on pages 12 and 195 of the Revised Registration Statement to state that, upon consummation of the Business Combination, we expect that the Company will be a controlled company within the meaning of the NYSE corporate governance requirements; however, the Company does not plan to avail itself of the exemption from certain of the governance requirements that would be permitted due to the controlled company status.

Selected Historical Financial Information of JIH, page 19

6. Staff’s comment: Please clarify that the amounts shown in the comparative 2019 column are for the period from August 12, 2019 (Inception) through December 31, 2019, and separately provide a column with the amounts for the comparative period ended September 30, 2019. In addition, please give consideration to disclosing the statements of cash flows data for JIH for the respective periods, similar to that provided for Midco shown on page 22.

Response: We acknowledge the Staff’s comment and have clarified the disclosure on pages 20 and 21 of the Revised Registration Statement accordingly and have added the statement of cash flows data for JIH for the respective periods.

Parent’s amended and restated certificate of incorporation, page 40

7. Staff’s comment: Please revise to make your disclosure here and on page 223 consistent with the exclusive forum provision in your amended and restated certificate of incorporation. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Further, additional provisions designated as (x) and (y) relating to deemed consent regarding personal jurisdiction and service of process are included in the amended and restated certificate of incorporation but are not disclosed.

Response: We acknowledge the Staff’s comment and have revised the disclosures on pages 39, 211 and 212 of the Revised Registration Statement to ensure that the exclusive forum provisions from the amended and restated certificate of incorporation are appropriately disclosed in the Revised Registration Statement and to disclose that the federal courts shall be the exclusive forum for claims arising under the Securities Act and Exchange Act. We have also added the requested disclosure regarding personal jurisdiction and service of process.

The Business Combination Agreement, page 76

8. Staff’s comment: Notwithstanding the disclaimers, the representations, warranties, and covenants in the business combination agreement filed with the proxy statement/prospectus constitute public disclosure for purposes of the federal securities laws, and you are responsible for considering whether additional specific disclosures of material information about material contractual provisions of the business combination agreement are required to make the statements in the proxy statement/prospectus not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, and covenants in the business combination agreement, you have provided corrective disclosure in the proxy statement/prospectus. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the business combination agreement may or may not be fully reflected in your public disclosures, please clarify that your public disclosures will include any material information necessary to provide your stockholders a materially complete understanding of the business combination agreement disclosures.

Response: We acknowledge the Staff’s comment and have revised the disclosures on pages 75, 83 and 84 of the Revised Registration Statement to include the additional disclosure language referred to by the Staff.

Material U.S. Federal Income Tax Considerations, page 116

9. Staff’s comment: Please delete the term “certain” from the first sentence of this section.

Response: We acknowledge the Staff’s comment and have removed “certain” from the first sentence of the Material U.S. Federal Income Tax Considerations section on page 112 of the Revised Registration Statement.

10. Staff’s comment: Please file the tax opinions by amendment and include such opinions in the exhibit index. If counsel elects to file a short form tax opinion, both the opinion and the information in the joint proxy statement/prospectus must state clearly that the discussion in the joint proxy statement/prospectus constitutes counsel’s opinion. Please revise your prospectus disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368 and remove language stating that it is intended that, or generally, certain material tax consequences will apply. Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

Response: We acknowledge the Staff’s comment and have updated the Exhibit Index and filed the form of tax opinions as exhibits to the Revised Registration Statement and will file the executed opinions with a future amendment. Additionally, we have revised the disclosures on page xiv, 13, 19 and 54 of the Revised Registration Statement to provide a firm conclusion regarding treatment of the transactions under Section 368 and remove language stating that it is intended that, or generally, certain material tax consequences will apply.

Officer and Director Compensation, page 134

11. Staff’s comment: Please revise to quantify the amount of out-of-pocket expenses and other reimbursements discussed on page 134.

Response: We acknowledge the Staff’s comment and have revised the disclosures on page 133 of the Revised Registration Statement to quantify the amount of out-of-pocket expenses and other reimbursements.

Experts, page 235

12. Staff’s comment: Please expand the first paragraph under Experts to identify the entity that was audited by BDO USA, LLP,—i.e., Janus Midco, LLC. Also, revise the Exhibit Index on page II-2 to correctly indicate that Exhibit 23.2 pertains to the consent of BDO USA, LLP, independent registered accounting firm for Janus Midco, LLC, and not for Janus International Group, LLC as is currently stated.

Response: We acknowledge the Staff’s comment and have revised the disclosures on pages 225 and II-2 of the Revised Registration Statement to identify that Janus Midco, LLC was the entity audited by BDO USA, LLP.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Michael Rigdon of Kirkland & Ellis LLP at (713) 836-3647 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

JANUS PARENT, INC.

By:	/s/ Brian Cook
Name: Brian Cook
Title: Chief Executive Officer

cc:	Ramey Jackson, Janus International Group, LLC

Matt Pacey, Kirkland & Ellis LLP

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